Exhibit 99.1

FSD Pharma Appoints Julia Levy Award Recipient David Allan and Dr. John McGraw to Advisory Board

Mr. Allan, the 2017 winner of the prestigious Julia Levy Award, to collaborate with 2021 Julia Levy Award winner Dr. Lakshmi P. Kotra, CEO of FSD Pharma subsidiary Lucid Psycheceuticals

TORONTO--(BUSINESS WIRE)--April 21, 2022--FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRE: 0K9A) (“FSD Pharma” or the “Company”), a life sciences holding company dedicated to building a portfolio of assets and biotech solutions, announced the appointment of David Allan and John McGraw, PhD, MSc, to the Company’s Advisory Board.

“Mr. Allan and Dr. McGraw both have impressive careers in the field of healthcare and biotechnology underscored by tremendously successful exits and we are excited to welcome them to our team,” commented Anthony Durkacz, Founder, Co-Chairman, and Interim Chief Executive Officer at FSD Pharma. “Our drug candidates have attracted an unparalleled group of advisors and staff as we position to initiate clinical trials, and the talents of these two seasoned industry executives joining in our mission to improve patient outcomes in challenging diseases such as multiple sclerosis, major depression disorder and inflammatory disorders,” added Mr. Durkacz.

David Allan has been a member of the Awards Selection Committee of Canada's Network of Centers of Excellence; the Multidisciplinary Assessment Committees of the Canada Foundation for Innovation, the Ontario Biotechnology Advisory Board and was, formerly, a Governor of the Toronto Stock Exchange. He is the Principal at Cresswell Advisors Inc; was the Founding and Sunset Chairman, and CEO from 1998 to 2011, of YM BioSciences Inc. until its acquisition by Gilead Sciences (Nasdaq: GILD) in 2013; Founding Chairman of Formation Biologics, acquired by Bristol Myers Squibb (NYSE: BMY) in 2020, and Executive Chairman of Stem Cell Therapeutics Inc., acquiring Trillium Therapeutics in 2013, and itself acquired by Pfizer Inc. (NYSE: PFE) in 2021. Currently, Managing Director and Board member of eQcell Inc, a One Health company, the first to be cleared by Health Canada for clinical trials in equine osteoarthritis with mesenchymal stromal cells; an Advisory Board member at Inteligex Inc., a company developing novel stem cell therapies for the treatment of traumatic spinal cord injuries and other diseases of the Central Nervous System, and Haygain Ltd, the UK-based international equine health company. He is the recipient of the 2017 Society of Chemical Industry's Julia Levy Award for commercialization of bio-medical innovation; the 2016 Life Sciences Ontario Leadership Award; and the 2012 BIOTEC Canada Gold Leaf Award for Industry Leadership.

Dr. McGraw has more than 20 years of executive experience commercializing health technologies including medical devices, therapeutics, and health services. He is currently serving as President and Director, at Izotropic Corporation, a company developing a dedicated breast computed tomography (CT) imaging platform, and President of Spratley Advisors Inc., an advisory company with drug development experience across many therapeutic areas. Previously, Dr. McGraw served as VP of Operations for Novadaq Technologies Inc., a medical device imaging company acquired by Stryker Corporation in 2017 for approximately CDN$900 million, and SVP Business Development & Strategy for CML HealthCare Inc., a medical imaging service and laboratory medicine provider acquired by OMERS and merged with LifeLabs Medical Laboratory Services in 2013 for approximately CDN$1.2 billion. Prior to those positions, Dr. McGraw was a Co-Founder of medical device development company Trimanus Medical. Dr. McGraw earned his MSc and PhD from the University of British Columbia focusing on brain injury and repair. “This is an exciting time for FSD as the company is preparing to enter clinical trials for diseases that have significant unmet needs and I look forward to working with the advisors and management team,” stated Dr. McGraw.

About FSD Pharma

FSD Pharma Inc., with only 38.4 million shares issued/outstanding, is a biotechnology company with three drug candidates in different stages of development. FSD BioSciences, Inc. (“FSD BioSciences”), a wholly owned subsidiary, is focused on pharmaceutical research and development of its lead compound, ultra-micronized palmitoyl ethylamine (“PEA”) or FSD-PEA (formerly called FSD-201). Lucid Psycheceuticals Inc. (“Lucid”), a wholly owned subsidiary, is focused on the research and development of its lead compounds, Lucid-PSYCH (formerly Lucid-201) and Lucid-MS (formerly Lucid-21-302). Lucid PSYCH is a molecular compound identified for the potential treatment of mental health disorders. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders.

Forward Looking Information

Certain statements contained herein are “forward-looking statements.” Often, but not always, forward-looking statement can be identified by the use of words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. Forward-looking statements contained in this press release include the comments made with respect to advancing the Company’s research into Lucid PSYCH, including the anticipated production and clinical development of Lucid-PSYCH and the advancement of Lucid PYSCH from research into clinical trials and any potential commercially viable therapeutic application, the efforts to advance ultramicronized Palmitoylethanolamide and develop of applications therefor evaluation of the commercial viability of its principal drug compound, and the statements made by Anthony Durkacz regarding the Company’s goal of rapidly moving Lucid-PSYCH from bench to clinic by obtaining IND approval and initiating a Phase 1 clinical study future development of Lucid PYSCH. FSD cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Factors that may cause such material differences include without limitation: the fact that the drug development efforts of both Lucid and FSD BioSciences are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of Lucid and FSD BioSciences may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid and FSD BioSciences; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid and FSD BioSciences; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid and FSD BioSciences; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid and FSD BioSciences; and other risks. Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov) under the heading “Risk Factors.” Any forward-looking statement contained in this release speaks only as of its date. The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

Contacts

Zeeshan Saeed, Founder, President and Executive Co-Chairman of the Board, FSD Pharma Inc.
Email: Zsaeed@fsdpharma.com
Telephone: (416) 854-8884

Investor Relations:
Email: ir@fsdpharma.com , info@fsdpharma.com
Website: www.fsdpharma.com